INVEST IN AQUARIA

We Make Water from the Air - Providing Water Security and Access from Climate Change



aquaria.world/about Los Angeles CA

LEAD INVESTOR



Fouad Farhat VC Investor at Soma Capital

We invest in companies that push humanity forward and Aquaria's bold vision along with its proven technology brings us a step closer to water security. Brian is investing his life's work into the company and brings a unique blend of technical expertise and scrappiness to execute on the vision and sell across geographies that are impacted by water shortages. Over the last few months, we were most impressed by the company's speed in defining new market segments, doubling down on execution and growing top line revenue while keeping margins highly attractive. Brian is working on the right partnerships to deploy the hardware at scale and we're excited to see Aquaria becoming a household name in geographies most impacted by water shortages.

Invested $200,000 this round & $200,000 previously

Highlights

1. $1M+ total revenue - from only two B2B customers*
2. Backed by Soma Capital, Bow Capital, Dao Jones, Larta Institute
3. Up to 3x more efficient than the competition
4. 20x more cost effective than bottled water
5. Founding team from Princeton and Wharton - over 20 years combined water generator experience
6. $375 Billion TAM in the US alone
7. *booked revenue, of which $450k has been realized

Our Team



Brian Sheng Co-Founder and CEO

At 19, founded an SF based seed stage venture capital fund focusing on investing in frontier technologies, which includes Climate Tech and Government Tech. Two IPOs and $2B in total portfolio value. Princeton thesis on Atmospheric water generation.



Eric Sheng Co-Founder and COO

First member of the international team at FND Water and Energy. Focused on establishing new market operations. FND was the first company in the world to sell desktop consumer atmospheric water generators. Wharton Grad

We Ensure Access to Water

Our mission is to eliminate water insecurity for millions of people by making use of our scalable frontier technology. We generate safe, potable water from the air.



Climate change creates water insecurity
We need guarantees and redundancy for water
Rising Sea Level Displaces Fresh Water
Widespread Restrictions on Water Usage
Climate Change Increases Drought and Natural Disasters
1. https://www.statista.com/statistics/723191/production-of-polyethylene-terephthalate-bottles-worldwide/
2.https://www.iea.org/data-and-statistics/charts/electricity-consumption-in-the-water-sector-by-process-2014-2040
Aquaria



We need abundant and safe access to water
85.2%
Of Texas experiences severe drought
26.5% with Exceptional Drought²
2 Million people in SW United States with disruptions today "$30 Billion"
TAM
25 Million people in the U.S with clean water disruptions
"$375 Billion"
https://drought.ca.gov/media/2022/06/External-CA-Drought-Weekly-Update-06232022.pdf
Aquaria

Atmospheric Water Generators (AWGs) are a solution to water insecurity.



How the water shortage is addressed today
Aquaria
ATMOSPHERIC WATER
VS
Desalination
Water purification
Well construction
Water diversion
• Are costly
• Takes a long time to build
• Produces hazardous waste
• ...and many places running out of water
Aquaria



Our founding team has significant experience with AWG
JACK XING KUN
CTO
• Aerospace engineer focused on combustion engines
• Past decade researching AWG, heat exchange, concentrated solar power, green hydrogen production, 30+ Patents.
• Previous Chief Innovation Officer at FND Water and Energy, a water industrial conglomerate focused on membrane, filtration and atmospheric water.
• Graduated from Fudan University.
BRIAN SHENG
Co-Founder
CEO
• Research focus and thesis paper at Princeton University on AWG - "Atmospheric Water Generation: Disruptive Technology for Addressing Water Demand".
• Presented AWG to the Energy Development Council and the President of Nepal.
• At 19, founded an SF based seed stage venture capital fund focusing on investing in frontier technologies, which includes Climate Tech, Water, Government Tech and Agriculture. Two IPOs and $2B in total portfolio value
ERIC SHENG
Co-Founder
COO
• First member of the international team at FND Water and Energy. Focused on establishing new market operations. FND was the first company in the world to sell desktop consumer atmospheric water generators.
• Previously founder of Beam Coffee, a smart robotics cafe company where he focused on cross-border supply chain, product and scaling operations. Beam was backed by Chaac and Start Ventures
• Graduated from The Wharton School, University of Pennsylvania.
Aquaria

How it Works



Proprietary technology with industry best in energy efficiency
USPTO Provisional Patent #63435356 (ambient heat and cooling for lowest energy water production)


ATMOSPHERIC SOURCE
Free flowing air is drawn in
AIR PURIFICATION
Three layer, HEPA air filters remove dust and dirt particles, purifying the incoming air
WATER COLLECTION
Water is collected from the vapor in the air as a result of the condensation
AMBIENT HEAT EXCHANGE
Heat Pipes and ambient sources create effective condensation without purely relying on electricity
WATER PURIFICATION
Multi-layer water filtration, purification
CLEAN WATER
Dispense high quality water for general and potable use
Aquaria


Already 20 times+ more cost effective than bottled water
Cost of a 1L Bottle of Water in $USD
$0.015
Aquaria
0.02
0.35
0.46
0.58
0.61
0.77
0.88
1.58
1.70
Saudi Arabia
Philippines
Brazil
Mexico
S. Africa
Greece
Venezuela
Australia
Country / Source of Production
Aquaria

Assorted use cases have inferior solutions.


Aquaria enables access nearly anywhere- anytime
Disaster Response
Schools
Green Hydrogen
Remote, Rural & Off-Grid
How can you safeguard access in these areas now?
Transported Water
Sustainable Properties
Coastal and Islands
Well-dependent Homes
Aquaria

We benefit from a two-pronged distribution strategy


Scalable distribution strategy - similar to Tesla power pack
Sells to
Direct-to-customer Marketing
• Living in areas of high water stress
• Compatible with existing solar / battery
• 5% - 10% of the population is FEMA-defined "Resilient"
Sells to
Regional partners (distributors)
• Synergistic upsell to existing base of customers
PROFITABLE FROM DAY 1 WITH SCALABLE REVENUE
Aquaria

Direct to Consumer: We source inbound leads from customer interested in water security, similar to homeowners buying a backup generator or battery.

Regional Partners: This encapsulates large clients, such as a hotels groups, as well as distributors which, purchase multiple generators and resell them or build larger installations.


Rapid growth amid historic droughts


$1M+ Bootstrapped Sales in 2022
20X YoY Growth
~40% Profit Margin
400+ In Pipeline Customers
Aquaria

Business Development


ALL ZIP CODES: Urgency of Need base on stage of water shortage invoked.
N
UoNByShortageStage
Normal
Stage 1
Stage 2
Stage 3
Stage 4
Stage 5
No Water Data
0 45 90 180 Miles

Our outreach is informed by our algorithmic model. We only focus on areas that represent good use cases for a atmospheric water

The Right Time For Aquaria


The best time for climate tech in the property environment
$369 BILLION
In inflation reduction act incentives for climate change
Massive incentives accelerate demand for clean tech solutions
Aquaria



3 year revenue projection

	2022	2023	2024
B2C SALES	$100,000	$3,000,000	$8,500,000
B2B Sales	$1,000,000	$1,250,000	$12,500,000
California	✓	✓	✓
California, TX, FL	-	✓	✓
CA, TX, FL, PR, HI, INTL		-	✓
	-		-
Total	$1.1m*	$4.25m	$21M

*Bootstrapped

Aquaria

Leading the industry in up to 3x efficiency and deployment cost

	Aquaria	SOURCE	TSUNAMI PRODUCTS	Watergen	Skywater
Production	1000 L / Day	10 L / Day	750 L / Day	800 L / Day	1000 L / Day
Deployment Cost / L	$25 / L	$550 / L	$48 / L	$81 / L	$66 / L
Production Efficiency*	1.87¢ / L	N/A	4.3¢/ L	3.65¢ / L	4.16¢ / L

*Calculated using national electricity price average of [illegible]

Aquaria

An Aquaria hydro pack can eliminate the following each year!

- 480 Barrels of Oil
- ~4 Tons of Plastic
- 180,000+ L of Wasted Water



Aquaria

Invest in Aquaria today!